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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10027114

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-052657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: High Street Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 North El Paso, Suite B
(No. and Street)

Russellville (City) AR (State) 72801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Terry, III 479-968-1708
(Area Code – Telephone Number)

SEC Mail Processing Section

FEB 26 2010

Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Teaff and Associates, CPAs PA
(Name – *if individual, state last, first, middle name*)

210 West 10th Street (Address) Russellville (City) AR (State) 72801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 3/6

OATH OR AFFIRMATION

I, John Terry, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of High Street Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

JUDI MOORE
MY COMMISSION # 12360983
EXPIRES: July 16, 2017
Pope County

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HIGH STREET SECURITIES, INC.

DECEMBER 31, 2009 AND 2008

TEAFF & ASSOCIATES
Certified Public Accountants
LESLIE T. TEAFF, CPA
210 WEST 10th STREET
RUSSELLVILLE, ARKANSAS 72801
(479) 968-3500
FAX (479) 968-3507
MEMBERS:
ARKANSAS SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
High Street Securities, Inc.
Russellville, AR 72801

We have audited the accompanying statement of financial condition of **High Street Securities, Inc.** (a corporation) at December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **High Street Securities, Inc.** at December 31, 2009 and 2008, and the results of operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Teaff + Associates, CPA's

Teaff and Associates
Certified Public Accountants
Russellville, Arkansas

February 12, 2010

HIGH STREET SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash	976	$ 8,030
Deposit with clearing organization	10,496	10,482
Accounts receivable - commissions	9,940	12,239
Current Assets	21,412	30,751
Total Assets	$ 21,412	$ 30,751
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	7,835	$ 7,754
Credit Card Payable	1,301	
Total Current Liabilities	9,136	7,754
STOCKHOLDER'S EQUITY		
Common stock, no par value: 2000 shares authorized & issued	50,992	45,992
Retained earnings	(38,716)	(22,995)
Total Stockholders' Equity	12,276	22,997
Total Liabilites and Stokholders' Equity	$ 21,412	$ 30,751

The accompanying notes are an integral part of these financial statements.

HIGH STREET SECURITIES, INC.
STATEMENTS ON INCOME
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUE		
Commissions and fees	$ 191,611	$ 217,490
OPERATING EXPENSES		
Employee compensation and expenses	46,745	59,348
Commissions and professional fees	118,908	147,852
Occupancy and equipment rental	9,000	15,673
Trading and registration fees	19,218	15,062
Office expenses	7,416	2,085
Other operating expenses	6,059	1,001
	207,346	241,021
INCOME FROM OPERATIONS	(15,735)	(23,531)
OTHER INCOME(EXPENSE)		
Interest income	14	172
Interest expense	-	(8)
	14	164
NET INCOME	(15,721)	(23,367)
Income Tax Benefit	-	(265)
NET INCOME AFTER TAX	$ (15,721)	$ (23,632)

The accompanying notes are an integral part of these financial statements.

HIGH STREET SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock	Retained earnings	Total
Balance - December 31, 2007	$ 35,992	$ 637	$ 36,629
Net income for the year	-	(23,632)	$ (23,632)
Additional Paid-In Capital	10,000		$ 10,000
Balance - December 31, 2008	$ 45,992	$ (22,995)	$ 22,997
Net income for the year	-	(15,721)	$ (15,721)
Additional Paid-In Capital	5,000		$ 5,000
Balance - December 31, 2009	$ 50,992	$ (38,716)	$ 12,276

The accompanying notes are an integral part of these financial statements.

HIGH STREET SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income from operations:	$ (15,735)	$ (23,531)
Less: Provision for Income Tax	$ -	$ (265)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	2300	(9,976)
Accounts payable	80	(44,666)
Credit Cards Payable	1,301	
Net Cash From Operating Activities	(12,054)	(78,438)
CASH FLOWS FROM INVESTING ACTIVITIES		
Interest income	14	172
Interest Expense		(8)
Net Cash Provided(Used For) Investing Activities	14	164
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional Paid-In Capital	5,000	10,000
Net Cash Provided(Used For) Financing Activities	5,000	10,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	(7,040)	(68,274)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	18,512	86,786
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 11,472	$ 18,512

The accompanying notes are an integral part of these financial statements.

HIGH STREET SECURITIES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Balance - January 1	$ -	$ -
Increase (Decrease)	$ -	$ -
Balance - December 31	$ -	$ -

The accompanying notes are an integral part of these financial statements.

HIGH STREET SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
ExPrss Securities, Inc (the "Company") was formed on April 28, 2000, in the state of New Hampshire and commenced operations on May 3, 2001, in the business of securities brokerage and investment counseling. In 2004, ExPrss Securities was domiciled in the state of Arkansas. In 2009, the company changed its name to High Street Securities, Inc. The Company, conducting business within the state of Arkansas, is registered as a broker/dealer with the Securities and Exchange Commission, Financial Industry Regulatory Authority and the Arkansas Securities Department. The Company is an introducing broker and carries no customer monies or securities. All customer transactions are forwarded to a clearing broker on a fully disclosed basis. Commissions are received for mutual fund and insurance products.

Revenue Recognition
Revenues and expenses are accounted for on the accrual basis.

Property and Depreciation
Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over estimated useful lives of the respective assets.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of the Statements of Cash Flows, management considers all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2009 and 2008, there are no cash equivalents.

Advertising
The Company follows the policy of charging advertising to expense as incurred

Income Taxes
The Company will carry forward the losses to be applied against future taxable income. A deferred tax asset could be recorded, but a 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Accounts Receivable – Commissions

The Company considers accounts receivable – commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, they will be charged to operations when that determination is made. Determination of uncollectibility is made by management based on knowledge of specific accounts. Past-due status is based on contractual terms. Past-due accounts are not charged interest.

NOTE 2: DETERMINATION OF THE RESERVE REQUIREMENT

Exemption from SEC Rule 15c3-3, which requires computation of the reserve requirement, is claimed based on Section (k)(2)(B). Under this Section, exemption can be claimed if all customer transactions are cleared through another broker/dealer on a fully disclosed basis. All High Street Securities, Inc. customer transactions are cleared through Southwest Securities, Inc.

NOTE 3: COMMITMENTS

The Company currently has a verbal month-to-month agreement for rental of its office facilities. Rental expense of its office facilities for 2009 totaled $9,000.

NOTE 4: DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments". Management believes that the carrying amounts of the Company's financial instruments at December 31, 2009, which include cash and cash equivalents, commission's receivable, certificate of deposit and payables, are reasonable estimates of their fair value.

NOTE 5: NET CAPITAL

There are no differences between net capital as computed in Thrasher and Company, Inc.'s Part IIA of Form X-17A-5 filed for the period ended December 31, 2009, and the net capital as computed on Page 10.

TEAFF & ASSOCIATES
Certified Public Accountants
210 WEST 10th STREET
RUSSELLVILLE, ARKANSAS 72801
(479) 968-3500
FAX (479) 968-3507

LESLIE T. TEAFF, CPA

MEMBERS:
ARKANSAS SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
High Street Securities, Inc.
Russellville, Arkansas

We have audited the accompanying financial statements of **High Street Securities, Inc.** as of and for the year ended December 31, 2009 and have issued our report thereon dated February 12, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10-11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Teaff + Associates, CPA's

Teaff & Associates
Certified Public Accountants
Russellville, Arkansas

February 12, 2010

HIGH STREET SECURITIES, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2009

Computation on Net Capital

Total Ownership Equity from Balance Sheet	$ 12,276
Total ownership equity qualified for net capital	12,276
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition	0
Net Capital	$ 12,276

There were no material differences between the computations of net capital under rule 15c3-1 included in this report and the computation included in the Company's corresponding unaudited Form X-17A-05, Part II.

See Independent Auditor's Report
On Supplementary Information Required by
Rule 17a-5 of the Securities and Exchange Commission.

HIGH STREET SECURITIES, INC.
SCHEDULE OF COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2009

Computation of Basic Net Capital Requirements

Minimum net capital required (6 2/3% of net aggregate Indebtedness of $9,136	$ 609	
Minimum dollar net capital requirement of reporting broker or Dealer and minimum net capital requirement of subsidiaries	$ 5,000	
Net Capital requirement (greater of the two listed above)		$ 5,000
Excess net capital (net capital from previous page less net capital requirement)		$ 7,276
Excess net capital at 1000% (net capital from previous page less 10% total aggregate indebtedness)		$ 11,362

Computation of Aggregate Indebtedness

Net Aggregate Indebtedness	$ 9,136
Percentage of aggregate indebtedness to net capital (Net aggregate Indebtedness/Net Capital)	74%

See Independent Auditor's Report
On Supplementary Information Required by
Rule 17a-5 of the Securities and Exchange Commission.

TEAFF & ASSOCIATES
Certified Public Accountants

LESLIE T. TEAFF, CPA

210 WEST 10th STREET
RUSSELLVILLE, ARKANSAS 72801

(479) 968-3500

FAX (479) 968-3507

MEMBERS:
ARKANSAS SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
High Street Securities, Inc.
Russellville, Arkansas

In planning and performing our audit of the financial statements and supplemental schedules of **High Street Securities, Inc.** (the "Company") for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Teaff & Associates
Certified Public Accountants
Russellville, Arkansas

February 11, 2010